

May 20, 2025

David R. Bailey
President and Chief Executive Officer
Orthopediatrics Corp
2850 Frontier Drive
Warsaw, Indiana 46582

      Re: Orthopediatrics Corp
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-38242

Dear David R. Bailey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Critical Accounting Policies and Significant Judgments and Estimates
Inventory Valuation, page 84

1. We note that inventories constitute your largest asset and that the December 31, 2024 inventory balance is more than twice the amount of your annual cost of revenue in 2024. Please address the following comments related to your inventories in your future filings:
   - Disclose the amounts of inventory that you determined to be excess and obsolete, if significant;
   - Discuss whether a (presumably) significant amount of consigned inventory would impact your inventory valuation; and if so, consider disclosing the total amount of your consigned inventory held at your sales agencies, distributors or other customers;
   - Explain your basis and considerations for classifying all inventories as current assets.
   See Item 303(b)(3) of Regulation S-K.

Goodwill and Other Intangible Assets, page 84

2.   We note you identified a triggering event related to ApiFix trademark valuation resulting in impairment charges, and also reported reduction of the ApiFix portfolio inventory as part of the restructuring charges. Explain how you have considered ApiFix's lower than expected forecasted revenue and the inventory write down related to restructuring in your goodwill impairment analysis. In that regard, we note that the ApiFix acquisition appeared to have generated significant amount of goodwill, and that you only performed qualitative assessment of your goodwill for your two reporting units in 2024.

3.   In future filings, where applicable, please consider providing the following disclosures for each reporting unit that is at risk of failing the quantitative impairment test as defined in ASC 350:
   • The percentage by which fair value exceeded carrying value at the date of the most recent test;
   • The amount of goodwill allocated to the reporting unit;
   • A description of key assumptions used and how they were determined;
   • A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumption; and
   • A description of potential events and/or change in circumstances that could reasonably be expected to negatively affect key assumptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services